[AIG Letterhead]
September 25, 2009
Mr. Sebastian Gomez Abero
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:	American International Group, Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 (the Second Quarter Form 10-Q) File No. 1-8787
Dear Mr. Gomez Abero:
Thank you for your telephone call on September 21, 2009 relaying to me the Staff’s oral comment concerning American International Group, Inc.’s (AIG) captioned filing. This letter sets forth AIG’s response to the Staff’s oral comment, the substance of which is repeated below to facilitate your review.
The Staff noted that the exhibit index in the Second Quarter Form 10-Q did not contain a reference to the Replacement Capital Covenant, dated as of April 17, 2009 (the Replacement Capital Covenant), by AIG and for the benefit of each Covered Debtholder and further noted that the Replacement Capital Covenant had previously been filed as an exhibit to AIG’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009. The Staff then noted that, under Regulation S-K Item 601(b)(10), when a material contract is executed or becomes effective during a period reflected by a Form 10-Q and has previously been filed with the Form 10-Q for the preceding quarter, it would be appropriate to include a reference to the contract in the exhibit index in the Form 10-Q filed for that quarterly period, and requested that a reference to the Replacement Capital Covenant be included in the exhibit index in AIG’s Annual Report on Form 10-K for the year ending December 31, 2009 (the 2009 Form 10-K).
AIG hereby acknowledges the Staff’s comment and confirms that it will include a reference to the Replacement Capital Covenant in the exhibit index in the 2009 Form 10-K.

Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel